United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of

July 2009
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-  _____  ..)

Press Release
Signature Page

Vale comments on market rumors
Rio de Janeiro, July 17, 2009 — Vale S.A. (Vale) explores opportunities for organic growth and acquisition of assets as instruments to achieve its permanent goal of creating shareholder value.
As previously indicated, the expansion of activities in the fertilizer industry is one of its strategic objectives. To accomplish our goals, we have a wealth of organic growth options, which are strategic priorities and have high expected rates of return, superior to those presented by eventual investments in the acquisition of companies.
Among these options, it is worth mentioning projects that involve the development of world-class potash assets, on which we have been actively working: Carnalita, in the Brazilian State of Sergipe, Rio Colorado and Neuquén, in Argentina, Regina, in Canada, and Evate, in Mozambique. The implementation of these projects will turn Vale to be one of the leading global producers of potash, with an estimated production of more than 12 million metric tons per year.
At the same time, Vale is developing the Bayóvar project, in Peru, with an estimated total investment of US$ 479 million and an annual capacity of 3.9 million metric tons of phosphate concentrates. Until the end of June 2009, we had invested US$ 159.3 million in the construction of Bayóvar, which is expected to be concluded at the end of 2010. In a second phase, Bayóvar could achieve a total production capacity of 7.3 million metric tons.
Given our strong financial position and clear growth strategy, which is being implemented through substantial investments in recent years, totaling US$ 51.7 billion from 2004 to March 2009, Vale is a natural target of rumors and speculations about the acquisition of mining companies.
In this context, Vale is frequently approached by financial institutions seeking to offer acquisition opportunities of fertilizer producing companies. However, due to the superiority of our organic growth opportunities, Vale did not post any offer to acquire companies from that industry.
“We keep working in order to overcome the crisis that affects all sectors of economic activity in the world, confident that we will emerge from it as a much stronger company”, said our CEO Roger Agnelli.
Finally, is worth to stress that Vale, in accordance with its high standards of transparency, will make public any final decision that may produce a material effect over its operational and financial performance, and/or which may materially impact the value of its assets.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Patricia Calazans: patricia.calazans@vale.com
Roberta Coutinho: roberta.coutinho@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com

This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: July 17, 2009	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations